EXHIBIT 77H

CHANGES IN CONTROL OF REGISTRANT

For RiverSource Partners Aggressive Growth Fund:

During the six-month period ended Nov. 30, 2008, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds and RiverSource Investments, LLC, through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.